Exhibit (a)(1)(K)
Dear Eligible Optionholder:
NetApp has obtained a tax ruling dated June 9, 2009 from the tax authorities in the Netherlands confirming the tax treatment for the exchange of your eligible options for restricted stock units and the tax treatment of any new restricted stock units granted to you in the exchange. The tax ruling was favorable, which means you will not be subject to tax upon the exchange and any restricted stock units will be taxable at the time of vesting. For additional information of the tax consequences of the exchange and the new restricted stock units to be granted in the exchange, please see Schedule N of the offering document.
Sincerely,
Andy Kryder